As filed with the Securities and Exchange Commission on June 23, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            TAIWAN GREATER CHINA FUND
                   (Name of Subject Company and Filing Person)

            SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    874037104
                      (CUSIP Number of Class of Securities)


                               STEVEN R. CHAMPION
                             CHIEF EXECUTIVE OFFICER
                            TAIWAN GREATER CHINA FUND
                              BANK TOWER, ROOM 1001
                                205 DUN HUA ROAD
                             TAIPEI, TAIWAN, R.O.C.
                              (011) 886-2-2715-2988

                                 WITH A COPY TO:
                            MARC E. PERLMUTTER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE
================================================================================
      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE

          Not applicable                                Not applicable
================================================================================
* Pursuant to General Instruction D to Schedule TO, since this filing relates solely to preliminary communications made before the commencement of a tender offer, no fee is required.
================================================================================

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:    Not applicable    Filing Party:  Not applicable
      Form or Registration No.:  Not applicable    Date Filed:    Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_]  third-party tender offer subject to Rule 14d-1.

      [X]  issuer tender offer subject to Rule 13e-4.

      [_]  going-private transaction subject to Rule 13e-3.

      [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on June 14, 2004. The Schedule TO relates to the preliminary and pre-commencement communications of a proposed offer by the Taiwan Greater China Fund (the "Fund") to conduct a tender offer to purchase up to 33-1/3% of the Fund's outstanding shares at a price of 99% of the Fund's net asset value per share. This Amendment relates to a change in the conditions to the commencement of the proposed tender offer, as set forth in the press release attached hereto as Exhibit (a)(5)(A). This Amendment is intended to satisfy the reporting requirement of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The Fund has not commenced the proposed tender offer that is referred to in this communication, and this communication is neither an offer to repurchase nor a solicitation of an offer to sell shares of the Fund. Upon commencement of the offer the Fund will file with the Securities and Exchange Commission a Schedule TO and related documents, including a Tender Offer Statement, a Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read these documents carefully when they become available, because they will contain important information. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at www.sec.gov and will be delivered without charge to all stockholders of the Fund at the time of the offer. The Tender Offer Statement, the Letter of Transmittal and other related documents may also be obtained without charge from the Fund as provided in the Tender Offer Statement. No tender offer will be made to, nor will submissions be accepted from, or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would violate such jurisdiction's laws.

ITEM 12.    EXHIBITS.

    EXHIBIT NUMBER                          DESCRIPTION
    --------------                          -----------
      (a)(5)(A)              Press release issued by the Fund on June 23, 2004.


Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.